SAGE GROUP LIMITED - FILE NO. 82-4241


03022216

MEDIA RELEASE
8 APRIL 2003

SAGE GROUP BOARD CHANGES

Mr Louis Shill has announced his retirement as Chairman of Sage Group with effect from the company's annual general meeting in May. Mr Shill will continue to serve as a non executive director of the Group.

A new Chairman will be designated and announced at the time of the annual general meeting.

The board of Sage has also announced the appointment of Mr Garth Griffin as Group Chief Executive with immediate effect. Mr Griffin has served as a non executive director of Sage since 1999 and is currently Chairman of the Group's Audit Committee and its Investment Management Committee.

Mr Janssen Davies continues as Chief Executive of the Group's South African operations and Robin Marsden as Chief Executive of International Operations.

Mr Shill was a founder and the chief executive of the first unit trust in South Africa, Sage Fund, in 1965, having helped pioneer the unit trust concept in the country.

Mr Shill established the Sage Group in 1969 and has led its development into a prominent life assurance and unit trust institution.

He is a past Chairman of the Life Offices Association (LOA) and was a member of the government's Standing Advisory Committee on the Long Term Insurance Industry. In 1993/4 he served in the cabinet as Minister of National Housing and Public Works.

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Mr Shill has served as a director of numerous companies and was a founder director of the ABSA Group.

Mr Griffin was formerly Managing Director of the Old Mutual Group and subsequently an independent business consultant.

"Having reached the age of 72, it is an appropriate time for me to retire as Chairman, whilst continuing to remain on the board of a Group in which I will continue to hold a significant interest," says Mr Shill.

" In recent years I have focused strongly on the Group's international expansion initiative. This is not presently a major activity of the Group and, following the appointment of a Group Chief Executive and the announced recapitalisation plans, the Group is entering a new development phase, having been placed on firm foundations," adds Mr Shill.

Mr Griffin concludes, "Having been exposed to the people and the operations of Sage for some years now, I am confident about our ability to reposition the Group for renewed growth into the future.

"Personally, and on behalf of the board, I would like to pay tribute to Louis Shill for having created and built Sage and in particular for his wisdom, leadership and integrity. We look forward to his continuing and active participation as a non executive director after May."

ENDS

News Release
9 April 2003

SAGE GROUP SELLS SAGE LIFE (BERMUDA) LIMITED TO OLD MUTUAL PLC

Sage Group Limited today (9 April 2003) announced the sale of Sage Life (Bermuda) Limited, a specialist provider of customized and proprietary annuity products to South African and other international non-US residents, to Old Mutual plc. The agreement to sell does not include any other business units of Sage Group Limited. The sale price is not being disclosed.

Sage Group has previously announced that negotiations for the disposal of the Bermuda operations were in progress and these activities have remained operational and open for new business.

Sage Life Bermuda has not been able to be adequately capitalised in foreign currency and Sage Group Limited has therefore decided to sell the company to a suitable group able to deal with the international client base of the company and to ensure sound ongoing servicing of all policyholders, both in South Africa and abroad.

Sage Life of South Africa will maintain its Bermuda Branch and continue to provide the existing service which it currently offers in South Africa for those policyholders.

Old Mutual plc will retain the Sage Life Bermuda current sales and marketing management, and maintain all current sales contracts in force. In addition, operations and sales of existing products will continue and the company intends to continue to support the existing distribution network.

ENDS

SAGE GROUP LIMITED

AUDITED RESULTS FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

- *Group financial results impacted by discontinuation of international operations*
- *Core headline earnings of 65,3c per share*
- *Satisfactory South African operating performance maintained despite difficult markets*
- *Reduced headline loss of 31,9c per share*
- *Group capital raising and introduction of new shareholders*

INTRODUCTION

As previously announced, the Group's financial year end was changed from March to December effective 31 December 2002 and the current reporting period is consequently for the nine months ended 31 December 2002. Comparative figures are for the twelve months ended 31 March 2002.

The period under review has been particularly challenging for the Group. Conditions throughout the financial services industry, domestically and internationally, have been characterised by turbulent and particularly weak investment markets, continuing currency volatility and intensely competitive and uncertain conditions throughout the sector. In this difficult environment, the Group has not been able to secure the foreign capital required for the continuing expansion of its international insurance operations which resulted in the decision to discontinue operations with effect from 1 January 2003, thus impacting on financial results for the period. On the other hand, the Group's operations in South Africa have shown considerable resilience, producing sound operating earnings.

Following the events within the International operations, the Group's international subsidiaries were transferred from Sage Life Limited (Sage Life) to Sage Group Limited (Sage Group) effective 31 December 2002. Consequently, the international subsidiaries have been separated from the activities of Sage Life South Africa which now concentrates exclusively on the development of its core domestic life assurance and unit trust businesses.

CAPITAL RAISING

Together with JPMorgan, who have been appointed as financial advisors to the Group, the first steps are being taken to strengthen the Group's capital base, with the support of major shareholders and the participation of a consortium of new shareholders comprising AVASA Holdings Limited (AVASA) and investors on behalf of whom AVASA acts as agent. This will provide enhanced financial strength for the Group's core life assurance and unit trust activities in South Africa.

Agreements have been concluded in terms of which R350 million of new capital will be raised by way of a specific issue to the AVASA consortium and by way of a rights offer to shareholders, underwritten by existing major shareholders and members of the AVASA consortium. Shareholders are referred to the separate announcement regarding the specific issue and rights offer.

GROUP RESULTS

Accounting Policies and Presentation

The Group's primary financial statements have historically been presented on the Financial Soundness basis, which equates with the statutory Financial Soundness Actuarial valuation basis utilised by all life companies as part of their published statements. It has also provided financial statements in full compliance with South African Generally Accepted Accounting Practice (GAAP).

Following a decision by the JSE Securities Exchange South Africa ("JSE") that it will only recognise results reported on the GAAP basis, the audited Group results are now presented on the GAAP basis only, while Sage Life continues to report on the Financial Soundness basis.

Financial results

On the GAAP basis, the Group's core headline earnings for the review period, after adjusting for the discontinuance of international operations, minorities and share scheme provisions, totalled R98,1 million compared to a loss of R43,4 million in the twelve months to March 2002.

Core headline earnings per share for the review period amounted to 65,3c (29,6c loss) while the headline loss per share was 31,9c (171,1c).

The Group showed a headline loss of R48,0 million for the nine months compared with a loss of R251,1 million in the twelve months to March 2002. Domestic operations achieved pre-tax earnings of R148,7 million for the period (R92,9 million – twelve months to March 2002) while international operations showed a deficit of R115,1 million (March 2002 – R224,8 million deficit) before exceptional items.

The Group's results have been significantly affected by a number of non-recurring, exceptional and other factors which have also impacted on the net asset values and the embedded values of Sage Life and the Group.

Non-recurring and exceptional factors

- In line with the requirement to present GAAP net asset values, and as a consequence of the international developments described below, the international activities have been impaired by R110,1 million and discontinuation costs totalling R80,1 million have been provided for.
- In Sage Life, which is presented on the Financial Soundness basis, the international activities have been written down by R1 028,9 million to a nominal R1 at which value they were transferred to Sage Group.
- An operating deficit of R182,5 million, before foreign exchange adjustments, has been absorbed for the nine months in respect of the international operations.
- The fair value of the unit trusts business has been written down from R300 million to R150 million in Sage Life to reflect current market conditions and their present impact on the unit trust industry.
- Further provisions amounting to R57,7 million have been made against amounts owing under share purchase schemes due to the depressed share price of the Group.

Other factors

- Net foreign exchange translation gains total R102,2 million, reflecting a positive R181,5 million effect of the strengthening of the Rand on foreign debts (the Equity Linked Notes) and the negative effect of unrealised deficits of R79,3 million relating to foreign assets written down.
- Investment returns in Sage Life have been negatively affected as a result of the net decline in market values, both locally and internationally, during the review period.
- A change in the basis of accounting has been adopted whereby Sage Group Limited's investment in Sage Life is now reflected on a fair value basis as opposed to cost. The directors have applied the embedded value of Sage Life, amounting to R1,3 billion, as representative of its fair value. As a result of this change, Sage Group Limited reflects a positive shareholders' interest of R470,6 million, whereas on consolidation the Group reflects a negative shareholders' interest of R247,8 million.

Dividends

In view of the negative impact of the non-recurring and exceptional items on the Group described above, as anticipated in an announcement to shareholders on 17 December 2002, no ordinary dividend has been declared in respect of the six months ended 31 December 2002. Consequently, the total distribution for the nine months under review amounts to 25c per share (30c per share for the twelve months to March 2002).

EMBEDDED VALUE STATEMENTS

Sage Group

The embedded value of the Group at 31 December 2002 amounted to R553,0 million, equivalent to 352c per share. This measures the current value of the Group's net assets at fair value together with the present value of future profits from business already written by the life assurance operations (net of cost of capital). The 70,0% decline in embedded value since 31 March 2002 and the negative embedded value earnings of R1 266,3 million predominantly reflect the impact of the write-down of the international activities.

Sage Life

Sage Life's embedded value at 31 December 2002 was R1 331,6 million. The 47,3% reduction since 31 March 2002 and the negative embedded value earnings of R1 141,2 million also reflect the effect of the non-recurring and exceptional items. Sage Life's capital adequacy multiple has reduced from 3,9 at 31 March 2002 to 1,5 at 31 December 2002, and it remains adequately capitalised in terms of current regulatory guidelines. The capital raising will enable the Group to satisfy possible future regulatory capital requirements for life companies.

NEW BUSINESS RESULTS

Despite negative investment markets and the disruptive environment in which the Group has operated in the review period, total new business results reflect only a modest decline, affected mainly by the reduction of offshore product sales in South Africa during the period of Rand strength and weak offshore investment markets.

Total life new business (domestic and international) for the nine months amounted to R2 120,2 million compared with R2 934,6 million in the twelve months to March 2002. Measured against the nine months to December 2001, new business reflects a reduction in aggregate of only 0,9%, with continued growth (38,9%) in international sales but a slowdown in new business results (-28,3%) in South Africa. While recurring new business premiums were only 2,8% below the comparable period in the previous year, domestic single premium new business declined by 15,6% and offshore single premium new business by 47,7%. Calculated on the basis of Annual Premium Equivalent (annualised recurring premiums plus 10% of single premiums), domestic new business declined by 11,7% to R287,8 million.

South African unit trust sales for the review period totalled R2,4 billion, compared to R2,9 billion in the previous twelve months. Repurchases remained at high levels in line with the industry trend, resulting in a net outflow of R105,2 million for the nine months. Measured against the nine months to December 2001, sales increased by 27,8% while repurchases rose by 51,6%.

REVIEW OF ACTIVITIES

South Africa

Both Sage Life and Sage Unit Trusts in South Africa continue to perform satisfactorily in their core activities despite difficult conditions, as reflected in its Financial Soundness operating results, in particular the operating surplus of R126,3 million achieved for the nine months as against R38,0 million in the twelve months to March 2002. Net premiums received in the review period amounted to R1 188,7 million, reflecting the solid performance in the core focus area of recurring premium business but a decline in single premiums as discussed under new business. The total investment return reflects the impact of the write-down of the international activities and weak investment markets. Policyholder benefits for the review period totalled R963,7 million which, although above previous levels on a comparable basis, reflect general industry trends.

As previously announced, the consortium members, including the Group, who controlled approximately 46% of ABSA Group Limited (ABSA), concluded agreements during the review period for the unbundling of Universa (Pty) Limited and the future of the ABSA shareholding relationships.

Sage elected to withdraw from the ABSA shareholders' agreement and does not participate in the new ABSA shareholding pool. Instead the Group opted for the absolute flexibility and liquidity which it considers desirable for the effective management of its direct shareholder and policyholder investments in ABSA shares. Sage has maintained the excellent business relationship it has built up with ABSA over the last decade independently of its ABSA shareholding. In its turn, ABSA continues to be a substantial shareholder in Sage, is represented on its board and has committed to support the planned capital raising exercise.

The Group's holding in ABSA, which is accounted for as an investment and is marked to market, has made a positive contribution to investment results in the review period.

International

The Group's International businesses, namely Sage Life Assurance of America Inc. and Sage Life (Bermuda) Limited, have faced exceptional challenges during the review period which have been the subject of regular update reports to shareholders. In summary, while new business production reached $160 million (R1,3 billion) for the nine months to December 2002 (18% up on the comparable period the preceding year), and assets under management grew to $342,6 million (R2,9 billion) from $223,7 million (R2,5 billion), the necessary capital to sustain expansion was not accessible given prolonged weak global capital markets and the negative sentiment which severely impacted the financial sector.

Against this background a decision was taken to close Sage Life of America to new business with effect from 1 January 2003, while retaining administration capabilities in the United States to service existing businesses. In the case of the Group's Bermudan operations, the decision on the closure to new business was subject to the outcome of disposal negotiations which were in progress and these activities consequently remained operational and open for new business.

As of mid February 2003, the Group announced that it had received and was examining a number of proposals for the purchase of both the USA and Bermudan businesses on bases which related to their respective net asset values and the respective values of in-force business. Negotiations for the disposal of the United States and Bermudan operations have not been successfully concluded at the date of this announcement.

In the circumstances, the Group has written down its international operations as detailed above to a nominal value of R1. The proceeds of any disposals would be accounted for in the current year. Further announcements will be made following the completion of negotiations.

BOARD CHANGES

Mr Louis Shill has announced his retirement as Chairman of the Group with effect from the company's annual general meeting in May 2003. Mr Shill will continue to serve as a non-executive director of the Group. A new Chairman will be designated and announced at the time of the annual general meeting.

Mr Garth Griffin, who has had extensive experience at senior executive level in the life assurance industry, has been appointed Group Chief Executive with immediate effect. Mr Griffin has served as a non-executive director of Sage since 1999 and is currently Chairman of the Group's Audit Committee and its Investment Management Committee.

These changes are dealt with in a media release issued simultaneously with this announcement.

PROSPECTS

Following a year of exceptionally challenging conditions, the directors believe the Group is now positioned to warrant renewed optimism on future prospects. The problems faced within the international operations are now behind the Group and it is sharply focused on building its domestic life assurance and unit trust activities. The capital raising exercise, with the backing of existing major shareholders, and the introduction of new shareholders provide enhanced stability and will enable the Group to plan further developments and to reposition its operations.

AUDIT OPINION

The joint auditors, Grant Thornton Kessel Feinstein and KPMG Inc, have issued their opinion on the Group's financial statements for the nine months ended 31 December 2002. A copy of their unqualified report is available for inspection at the company's registered office.





ABRIDGED FINANCIAL STATEMENTS

Group Income Statement

	Audited 9 months ended 31 December 2002 R000	12 months ended 31 March 2002 R000
Domestic operations	146 695	92 904
Operating surplus	226 139	121 695
Provision against share scheme loans	(57 720)	(10 301)
Finance costs	(21 724)	(18 490)
International operations	(115 074)	(224 817)
	(80 243)	(178 817)
Operating deficit (non-recurring)	(182 466)	(122 642)
Foreign exchange translation adjustments	102 223	(55 975)
Finance costs	(34 831)	(46 200)
Profit/(loss) before taxation and exceptional items	33 621	(131 913)
Exceptional items (note 1)	(191 543)	(3 228)
Loss before taxation	(157 922)	(135 141)
Taxation	(73 436)	100 455
Loss after taxation	(231 358)	(235 596)
International minorities and foreign preference dividends	(8 151)	18 887
Loss attributable to ordinary shareholders	(239 509)	(254 283)
Adjustment for exceptional items	191 543	3 228
Headline loss	(47 966)	(251 055)
Reconciliation of headline loss to core earnings/(loss)		
Headline loss	(47 966)	(251 055)
International operations – discontinued	80 243	178 817
International minorities and foreign preference dividends	8 151	18 887
Provision for share scheme loans	57 720	10 301
Core headline earnings/(loss)	98 148	(43 450)
Core headline earnings/(loss) per ordinary share (cents)	65,3	(29,6)
Headline loss per share (cents)	(31,9)	(171,1)
Attributable loss per share (cents)	(159,4)	(173,3)
Dividends per ordinary share (cents)		
– interim	25,0	30,0
– final (note 2)	–	–
	25,0	30,0
Ordinary shares		
– in issue (000)	154 965	147 730
– weighted average number in issue (000)	150 273	146 739
Compulsorily convertible debentures		
– in issue (000)	1 975	2 371

Group Balance Sheet

	*Unaudited Pro forma 31 December 2002 R000	Audited 31 December 2002 R000	31 March 2002 R000
Assets			
Non-current assets	120 465	120 465	188 204
Investments of life assurance subsidiaries	9 904 011	9 904 011	9 499 461
Current assets	1 013 498	663 498	833 031
	11 037 974	10 687 974	10 520 696
Shareholders' funds and liabilities			
Total shareholders' (deficit)/interest	194 614	(155 386)	97 669
– ordinary shareholders' (deficit)/interest	102 227	(247 773)	5 282
– minority shareholders	92 387	92 387	92 387
Non-current liabilities (note 3)	558 350	558 350	739 863
Long-term assurance funds	9 506 928	9 506 928	9 061 009
Current liabilities	778 082	778 082	622 155
– redeemable preference shares issued by subsidiaries	91 000	91 000	108 500
– interest bearing	107 899	107 899	79 097
– other	579 183	579 183	434 558
	11 037 974	10 687 974	10 520 696

* Based on gross capital raising proceeds

Statement of Changes in Equity

	Audited 9 months ended 31 December 2002 R000	12 months ended 31 March 2002 R000
Balance at beginning of period	5 282	398 017
Proceeds from subscription shares issued	10 741	–
Appropriation for redemption of 2001 preference shares	–	(2 211)
Attributable loss	(239 509)	(254 283)
Dividends paid	(24 287)	(135 629)
Other	–	(612)
Balance at end of period	(247 773)	5 282

Summarised Group Cash Flow Statement

	Audited 9 months ended 31 December 2002 R000	12 months ended 31 March 2002 R000
Cash flows from operations	(124 030)	(433 005)
Cash flows of life assurance subsidiaries including investing activities	31 016	124 427
Cash flows from financing	22 044	357 607
Net (decrease)/increase in cash and cash equivalents	(70 970)	49 029
Cash and cash equivalents at beginning of period	381 938	332 909
Cash and cash equivalents at end of period	310 968	381 938

Notes

1 Exceptional items		
Impairment of assets relating to discontinued operations	110 125	1 540
Other discontinuation costs	80 152	–
Amortisation of goodwill	1 266	1 688
	191 543	3 228

2 The Group's financial year end was changed from March to December, effective 31 December 2002. Dividend declaration and payment dates have been aligned with the change in year end and future declarations will be in respect of the reporting periods ending 30 June and 31 December respectively.

3 $65 000 000 6% unsecured Equity Linked Notes, redeemable 31 July 2005.

www.sage.co.za

REGISTERED OFFICE

11th Floor Sage Centre 10 Fraser Street Johannesburg 2001 PO Box 7755 Johannesburg 2000

TRANSFER SECRETARIES

Computershare Investor Services Limited 2nd Floor Edura House 41 Fox Street Johannesburg 2001 PO Box 61051 Marshalltown 2107

Sage Group Limited Reg no 1970/010541/06 Share code SGG ISIN ZAE000006623

Embedded Value Statements

(Based on Financial Soundness results)

Sage Group	31 December 2002 R000	31 March 2002 R000
Group embedded value		
Shareholders' interest	(106 983)	1 099 598
Present value of future profits of Sage Life (net of cost of capital)	660 031	743 989
Embedded value	553 048	1 843 587
Group embedded value per share		
Shares in issue		
– ordinary shares	154 965	147 730
– compulsorily convertible debentures	1 975	2 371
	156 940	150 101
Group embedded value per share (cents)	352	1 228

	9 months ended 31 December 2002 R000	12 months ended 31 March 2002 R000
Group embedded value earnings		
Embedded value – at end of period	553 048	1 843 587
Embedded value – at beginning of period	1 843 587	1 652 568
	(1 290 539)	191 019
Dividends paid	24 287	135 629
Embedded value earnings	(1 266 252)	326 648

Sage Life	31 December 2002 R000	31 March 2002 R000
Embedded value		
Shareholder's interest	671 743	1 784 028
Present value of future profits (net of cost of capital)	660 031	743 989
Embedded value	1 331 774	2 528 017
Financial soundness valuation		
– capital adequacy requirement	438 073	462 929
– capital adequacy multiple (times)	1,5	3,9

	31 December 2002 R000	31 March 2002 R000
Embedded value earnings		
New business margin	15,7%	18,9%
Embedded value at end of period	1 331 774	2 528 017
Embedded value at beginning of period	2 528 017	2 165 044
	(1 196 243)	362 973
Dividends declared	55 000	125 000
Increase in capital	35	(67 026)
Embedded value earnings	(1 141 208)	420 947
Components of embedded value earnings		
	90 797	142 019
New business	40 324	65 657
Expected return	91 089	89 311
Operating experience variations	94 900	18 101
Operating assumption changes	(135 516)	(31 250)
	(1 232 005)	278 928
Investment return on shareholder's funds	(1 185 544)	238 074
Domestic operations		
– income	29 083	51 077
– capital gains	(152 629)	(88 435)
International operations	(1 028 946)	307 399
Taxation and expenses	(33 052)	(31 967)
Economic assumption changes	(46 461)	40 854
Embedded value earnings	(1 141 208)	420 947

	9 months ended 31 December 2002 R000	12 months ended 31 March 2002 R000
Principal actuarial assumptions	%	%
Risk discount rate	12,75	15,50
Pre-tax investment returns		
equities	12,75	15,50
property	11,75	14,50
fixed interest securities	10,75	13,50
cash	8,75	11,50
Expense inflation	6,75	8,50

Sage Life Results

	9 months ended 31 December 2002 R000	12 months ended 31 March 2002 R000
New business		
Life assurance premiums (gross)		
Individual	1 981 936	2 712 133
– annualised recurring - South African	234 435	320 704
– single	1 747 501	2 391 429
– South African onshore	288 070	423 674
– Sage International	1 459 431	1 967 755
– US and International	1 213 063	1 200 675
– SA Bermuda branch	246 368	767 080
Employee benefits – South African	138 272	222 435
– annualised recurring	65 686	66 079
– single	72 586	156 356
Total new business	2 120 208	2 934 568
South African unit trust sales	2 355 066	2 872 242
Operating results		
Net premiums received	1 188 731	1 609 582
– recurring	815 791	992 322
– single	372 940	617 260
Investment return	(855 160)	1 012 195
– investment income	228 130	341 074
– net realised and unrealised capital (losses)/gains	(1 083 290)	671 121
	333 571	2 621 777
Outgo	(1 395 989)	(1 607 552)
Policyholder benefits	(963 705)	(1 072 439)
Commissions, expenses and tax	(432 284)	(535 113)
	(1 062 418)	1 014 225
Increase in policyholder reserves	5 168	(738 118)
Shareholder's (deficit)/surplus	(1 057 250)	276 107
Analysis of shareholder's (deficit)/surplus		
Operating surplus	128 294	38 033
Return on shareholder's funds	(1 185 544)	238 074
(Loss on disposal)/revaluation of investment in international assurance operations	(1 028 946)	307 399
– net forex translation differences	(183 647)	183 647
– cost of investment	(385 525)	–
– market value fluctuation	(459 774)	123 752
Domestic assets	(156 598)	(69 325)
Shareholder's (deficit)/surplus	(1 057 250)	276 107

By order of the board
CS Cant – Secretary

8 April 2003

DIRECTORS

*HL Shill (Chairman) *G Griffin (Group Chief Executive) MP Adonisi Dr DC Cronjé *JP Davies BJ du Plessis *JE Henderson Dr BM Ilsley *L Kaplan *RI Marsden *B Nackan JH Postmus CD Stein CL van Wyk Adv T van Wyk (* Executive)



SAGE GROUP LIMITED

(Incorporated in the Republic of South Africa) (Registration number 1970/010541/06) Share code: SGG ISIN: ZAE000006623 ("Sage Group" or "the company")

A specific issue of shares for cash, a renounceable rights offer, notice of last day to trade and record date announcement

1 INTRODUCTION

JPMorgan is authorised to announce that Sage Group intends to raise R350 million in cash by way of a specific issue of shares for cash (the "specific issue") and a renounceable rights offer to all shareholders of Sage Group (the "rights offer") in order to provide enhanced financial strenght for Sage Group's core life assurance and unit trust activities in South Africa. The R350 million will be raised in the following proportions:

- R115 million through the specific issue to a consortium of investors represented by AVASA Holdings Limited (the "Consortium"); and
- The balance of R235 million through the rights offer which will be fully supported through underwriting undertakings and irrevocable undertakings from major shareholders to follow their rights.

In terms of both the specific issue and the rights offer, approximately 212 million new ordinary shares will be issued by Sage Group at a price of R1,65 per share. The rights offer will be fully supported through underwriting undertakings or through irrevocable undertakings to follow rights given by ABSA Group Limited ("ABSA"), Financial Securities Limited ("FSL"), a wholly owned subsidiary of Remgro Limited, the Consortium, The Mines Employees Pension Fund and Sentinel Mining Industry Retirement Fund.

It is intended that a general meeting of ordinary shareholders of Sage Group ("shareholders") will be convened to be held at the registered office of Sage Group, Sage Centre, 10 Fraser Street, Johannesburg on or about 23 May 2003, at which the ordinary and special resolutions necessary to increase the authorised share capital of Sage Group and to approve the implementation of the rights offer and specific issue will be proposed.

The ordinary shares issued pursuant to the specific issue and the rights offer will, upon issue, rank *pari passu* with the existing issued ordinary shares in the share capital of Sage Group.

2 RIGHTS OFFER REGISTRATION DATE

All shareholders who are registered as such on Friday, 6 June 2003 ("the last day to trade") will have the right to subscribe for new ordinary shares in Sage Group.

3 DECLARATION DATA

	2003
Circular convening general meeting posted to shareholders on or about	Friday 2 May
General meeting on or about	Friday 23 May
Last day to trade for purposes of determining shareholders entitled to participate in the rights offer	Friday 6 June
Ordinary shares trade ex-rights on the JSE on	Monday 9 June
Listing of and dealing in the letters of allocation commences on the JSE	Monday 9 June
Record date for purposes of determining shareholders entitled to participate in the rights offer	Friday 13 June

Note These dates may be amended. Any amendment will be published over SENS and in the press.

4 CONDITIONS PRECEDENT

The rights offer and the specific issue are conditional upon, *inter alia:*

- the approval of the JSE;
- requisite approvals for the increase in the authorised share capital of Sage Group, the rights offer and the specific issue being granted by shareholders at the general meeting;
- the JSE granting a listing for the renounceable (nil paid) letters of allocation and for the ordinary shares to be issued pursuant to the rights offer and the specific issue;
- the registration by the Registrar of Companies of all requisite documents and special resolutions;
- the requisite regulatory approvals having been granted; and
- the underwriting agreement entered into between Sage Group, the Consortium, FSL and ABSA becoming unconditional in all respects.

5 CIRCULAR AND FURTHER ANNOUNCEMENT

It is expected that a circular convening the general meeting to approve the increase in the authorised share capital, the rights offer and the specific issue will be dispatched to shareholders on or about Friday, 2 May 2003.

This announcement serves to withdraw the cautionary announcement published by the company on Friday, 4 April 2003. Shareholders are advised that a further announcement reflecting, inter alia, the full terms of the rights offer and the specific issue, the finalisation information and confirming the salient dates and times of the rights offer will be published on or about Wednesday, 30 April 2003.

Johannesburg
8 April 2003

Financial adviser to Sage


JPMorgan

Attorneys to Sage


WERKSMANS

Sponsor to Sage


Grant Thornton
Kessel Feinstein
CORPORATE SPONSORS (PTY) LTD

Financial adviser to ABSA
ABSA Corporate and Merchant Bank

Attorneys to FSL
Hofmeyrs

Attorneys to AVASA
Routledges

Attorneys to Mines Employees Pension Fund
Rabin, Van den Berg and Pelkowitz